Carmmunity Inc

Income Statement

For the Years Ending [Dec 31, 2019 and Dec 31, 2018]

Revenue	2019	2018
Sales revenue	$ -	$ -
(Less sales returns and allowances)	$ -	$ -
Service revenue	$ -	$ -
Interest revenue	$ -	$ -
Other revenue	$ 609.19	$ -
Total Revenues	**$ 609.19**	**$ -**

Expenses		
Advertising	$ 30,000.00	$ 876.82
Bad debt	$ -	$ -
Commissions	$ -	$ -
Cost of goods sold	$ -	$ -
Depreciation	$ -	$ -
Employee benefits	$ -	$ -
Furniture and equipment	$ 1,600.00	$ -
Insurance	$ 1,920.00	$ -
Interest expense	$ -	$ -
Maintenance and repairs	$ -	$ -
Office supplies	$ -	$ -
Payroll taxes	$ -	$ -
Rent	$ -	$ -
Research and development	$ -	$ -
Salaries and wages	$ 8,000.00	$ -
Software	$ 10,882.18	$ 9,700.00
Travel	$ -	$ -
Utilities	$ -	$ -
Web hosting and domains	$ 300.00	$ 300.00
Other	$ 17,460.00	$ -
Total Expenses	**$ 70,162.18**	**$ 10,876.82**
Net Income Before Taxes	$ (69,552.99)	$ (10,876.82)
Income tax expense	$ -	$ -
Income from Continuing Operations	**$ (69,552.99)**	**$ (10,876.82)**

Below-the-Line Items		
Income from discontinued operations	$ -	$ -
Effect of accounting changes	$ -	$ -
Extraordinary items	$ -	$ -
Net Income	**$ (69,552.99)**	**$ (10,876.82)**

Assets		2019		2018
Current Assets				
Cash	$	261	$	194
Accounts receivable	$	-	$	-
Inventory	$	-	$	-
Prepaid expenses	$	-	$	-
Short-term investments	$	-	$	-
Total current assets	$	261	$	194
Fixed (Long-Term) Assets				
Long-term investments	$	-	$	-
Property, plant, and equipment	$	35,800	$	3,800
(Less accumulated depreciation)	$	(4,720)	$	(2,280)
Total fixed assets	$	31,080	$	1,520
Other Assets				
Intangible assets: Research and Development	$	22,000	$	13,000
Intangible assets: Intellectual Property	$	720	$	720
Total Other Assets	$	22,720	$	13,720
TOTAL ASSETS	$	54,061	$	15,434

Liabilities and Stockholders' Equity		2019		2018
Current Liabilities				
Credit Cards	$	2,604	$	-
Accrued expenses and other current liabilities	$	5,000	$	-
Auto Loan	$	5,249	$	-
TOTAL LIABILITY	$	12,853	$	-
Stockholders' Equity				
Issued and outstanding shares 8.2 million shares at par value $0.0001	$	820	$	820
Paid-in capital	$	120,180	$	48,275
Total stockholders' deficit	$	(79,792)	$	(33,661)
TOTAL EQUITY	$	41,208	$	15,434
Total liabilities and stockholders' deficit	$	54,061	$	15,434
Check sum	$	-	$	-